

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 17, 2011

<u>Via E-mail</u>
Mr. Zane C. Rowe
Chief Financial Officer
United Continental Holdings, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601

    Re: **United Continental Holdings, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed February 22, 2011
        Form 10-Q for Fiscal Quarter Ended June 30, 2011
        Filed July 26, 2011
        File No. 001-06033

        United Air Lines, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed February 22, 2011
        Form 10-Q for Fiscal Quarter Ended June 30, 2011
        Filed July 26, 2011
        File No. 001-11355

        Continental Airlines, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed February 22, 2011
        Form 10-Q for Fiscal Quarter Ended June 30, 2011
        Filed July 26, 2011
        File No. 001-10323

Dear Mr. Rowe:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Frequent Flyer Awards, page 63

1.   We note that prior to the merger between UAL and Continental, United and Continental maintained their own frequent flyer loyalty program. Based upon recent news articles, it appears that the United and Continental's frequent flyer programs will be fully merged as of January 1, 2012, with United's Mileage Plus program surviving as the company's single loyalty plan. Based upon your disclosure in "Critical Accounting Policies," the program rules related to United's loyalty program have historically differed from the program rules of Continental's loyalty program. For example, you specifically disclose that miles earned under United's program have historically expired after eighteen months of inactivity; whereas, miles earned under Continental's program did not historically expire. While we note that both United and Continental have historically recognized breakage for mileage credits that are not expected to be redeemed, it is not clear whether the expected rate of breakage or timing of recognition was similar for each entity's program – particularly, given the difference in the mileage credit expiration policies applied by each program. In this regard, please tell us whether the merging of United and Continental's loyalty programs is expected to materially impact the programs' respective deferred revenue balances or the timing of breakage recognition for either program. In addition, tell us whether program participants' ability to link their mileage credits from each program has or is likely to impact your estimate of the amount of breakage that is contained in the aggregated population of outstanding miles. In this regard, it would appear that the participants' ability to link their individual program accounts may effectively result in a greater number of fully earned awards outstanding. Lastly, tell us whether the merging of the loyalty programs, or any anticipated changes to either program's rules/policies, is expected to impact any of your other accounting estimates and policies. Based upon your response, please consider whether your MD&A should be revised in future filings to include additional quantitative or qualitative information regarding the impact of merging your loyalty plans.

Other Postretirement Benefit Accounting, page 68

2.   Please disclose the amounts by which your other postretirement benefit liability and other postretirement benefit expense could be expected to change if your estimate of the applicable discount rate was reduced.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk (Aircraft Fuel)

Fuel Costs, page 72

3.   Your tabular disclosure suggests that a $1 increase in the price per barrel of fuel would result in a decrease, rather than an increase, in the annual fuel expense of UAL, United, and Continental. Based upon footnote (b) to your table, it appears that this decrease in each entity's absolute fuel costs may reflect the combined effect of the assumed $1 increase in the price per barrel of fuel and a projected decrease in fuel consumption for fiscal year 2011. However, given that the purpose of your table is to demonstrate your exposure to fluctuations in the price of fuel (i.e., on an isolated basis), please revise your disclosure to quantify the hypothetical impact of a $1 increase in the price per barrel of fuel on your fiscal year 2010 fuel expense, or advise.

In addition, please confirm for us whether or not the sensitivity data currently presented in your table does, in fact, assume a decline in UAL's fuel consumption for fiscal year 2011. If so, please tell us the amount of the projected decline in fuel consumption and the factors that you expect to drive this decline (e.g., reduction in capacity). In addition, tell us how the consolidation of Continental for the entire year of 2011 versus one quarter of fiscal year 2010 was factored into the fuel projections used to determine your sensitivity data. Finally, to the extent that you expect a material reduction in fuel consumption for fiscal year 2011, please expand MD&A to discuss all related business trends – including, but not limited to, the factors expected to directly impact consumption levels.

Item 8. Financial Statements and Supplemental Data

Statements of Consolidated Operations, page 80

4.   Please refer to the $64 million goodwill impairment credit that is reflected in the fiscal year 2010 statements of operations of both United Continental Holdings, Inc. ("UAL") and United Air Lines, Inc ("United"). Based upon your MD&A disclosure on page 46 of your Form 10-K, it appears that the $64 million credit was recorded to correct the overstatement of your deferred tax liabilities (i.e., an error) that occurred when you applied fresh start accounting. In this regard, we note that you corrected this error in UAL and United's fiscal year 2010 statements of operations, rather than in the financial statements for the period in which the error originally occurred, as you do not believe that the correction was material to the current or any prior period. Given that neither UAL nor United appears to have recognized income tax expense during fiscal year 2010, it appears that the correction of the error in such period may have increased both UAL and United's reported net income by the entire $64 million. If so, the $64 million impairment credit would reflect (I) a 33.9% increase to the net income otherwise earned by UAL (i.e., from $189 million to $253 million) and (II) a 19.1% increase to the net income otherwise earned by United (i.e., from $335 million to $399 million). To the extent that such

amounts reflect the actual impact of the impairment credit (i.e., the correction of the error) on UAL and United's reported net income for fiscal year 2010, your decision to correct the prior period error in UAL and United's fiscal year 2010 statements of operations does not appear to comply with the guidance outlined in Questions 1 and 2 of SAB 108. Under such circumstances, your accounting treatment also would not appear to comply with the general guidance outlined in FASB ASC 250-10-45-23. Given the observations noted above, we believe that it may have been appropriate for you to have corrected the aforementioned error in the financial statement period in which the error originally occurred. As such, please explain to us in further detail how you have determined that the impact of correcting your error in fiscal year 2010 was both quantitatively and qualitatively immaterial and provide us with a copy of your materiality analysis.

Combined Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

(b) Revenue Recognition, page 101

5.   With regard to the measurement and recognition of change fees, we note that your disclosure specifies that "the pricing of the change fee and the initial customer order are separately determined and represent distinct earnings processes. However, we also note that when changes and/or extensions to non-refundable tickets are processed, airlines oftentimes require their passengers to pay any differential between the price of the originally issued ticket and the price of the replacement ticket. In this regard, please tell us and revise your disclosure to specify, as appropriate, whether the proceeds attributable to any such differential in ticket price are recognized as revenue along with the change fee or are deferred, along with amounts related to the initial customer order, until the related air transportation has been provided.

Note 17 – Commitments and Contingencies

Legal and Environmental Contingencies, page 157

6.   Based upon your disclosure in "Item 3" of your Form 10-K, it appears that various governmental jurisdictions have initiated proceedings against your company, alleging that your company has participated in a price-fixing conspiracy involving certain surcharges. In this regard, we also note that, on January 4, 2010, the Economic Law Secretariat of Brazil issued an opinion to the Administrative Counsel of Economic Defense recommending that civil penalties be assessed against all investigated parties, including United. Based upon the observations noted above, it appears that the likelihood that a related loss has been incurred could be deemed "reasonably possible," as defined in the glossary of the Accounting Standards Codification. However, we note that the proceedings initiated by the various governmental entities have not been disclosed in Note 17 to your fiscal year 2010 financial statements. In this regard, please tell us what consideration you gave to the disclosure requirements outlined in FASB ASC 450-20-50-

3 through 50-5. Alternatively, revise your footnote disclosure to discuss the nature of the proceedings against your company, as well as your exposure to loss, if estimable. Lastly, please tell us the amount of the civil penalties that the Economic Law Secretariat of Brazil has recommended for assessment against your company, if known.

Contingent Senior Unsecured Notes, page 157

7.   Please revise your footnote disclosure regarding the Contingent Senior Unsecured Notes to clarify the following:

- cash will not be received in exchange for any notes that you may be required to issue;
- any issuances of the notes will result in a charge to earnings in the amount of the notes' principal;
- UAL common stock can only be issued in lieu of the notes if the issuance of the notes would cause a default under other securities then outstanding; and
- semi-annual EBITDAR measurements could result in the issuance of up to two tranches of notes on a single issuance date;

In addition, please tell us how you plan to classify the payment of such liabilities in your statements of cash flows.

Item 9A. Controls and Procedures, page 170

8.   We note that your Form 10-K does not appear to include a report from management that addresses United Continental Holdings, Inc.'s internal control over financial reporting. Please amend your Form 10-K, as appropriate, or advise.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

General

9.   Based on a Wall Street Journal article dated June 2, 2011, we note that the Federal Aviation Administration (the "FAA") recently released an airworthiness directive requiring additional testing to determine whether aircraft seats manufactured by Japan's Koito Industries, Ltd. comply with mandatory safety standards. Please tell us whether this matter is reasonably likely to be material to you.

Item 1. Financial Statements

Combined Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. New Accounting Pronouncements

Passenger Tickets, page 15

10.   Your footnote disclosure suggests that, prior to the adoption of Accounting Standards Update 2009-13 ("ASU 2009-13"), revenue attributable to passenger ticket sales was

allocated between mileage credits and air transportation using a residual value revenue model. More specifically, your footnote disclosure states that under your prior accounting policy you estimated and deferred the weighted-average fair value of miles that were issued in connection with the sale of air transportation and the residual amount of ticket proceeds was recognized as revenue at the time the air transportation was provided. However, your disclosure on pages 63 and 64 of your Form 10-K (i.e., within the "Critical Accounting Policies" section of MD&A) suggests that, prior to the adoption of ASU 2009-13, the fair value of the air transportation component of passenger ticket sales was determined based upon the equivalent ticket value of similar company fares and amounts paid to other airlines for air transportation. In this regard, we note that the disclosure contained in your Form 10-Q does not appear to be consistent with the disclosure that previously included in your Form 10-K. As such, please tell us whether the residual value method was used to allocate revenue to air transportation prior to the adoption of ASU 2009-13 and the specific impact that the adoption of ASU 2009-13 had on your accounting policy.

11.   We acknowledge that, in connection with the adoption of ASU 2009-13, a change from the "residual method" of allocating revenue between multiple deliverables to a "relative sales value" method would be appropriate. However, based upon your disclosure on page 107 of your fiscal year 2010 Form 10-K, it appears that the method and/or assumptions used to estimate the selling price of mileage credits may have also changed, as compared to the method and assumptions previously used to estimate the weighted average fair value of mileage credits. We note further that the combined impact of the change in the method of revenue allocation and the method used to estimate the selling price of the mileage credits, generally, appears to result in a decrease in the value ascribed to the mileage credit component of ticket sales and an increase to the amount of passenger revenue that you record at the time that air transportation is provided. In this regard, please tell us the extent to which the change in the proportion of revenue allocated to air transportation versus mileage credits is attributable to a change in the estimated value of mileage credits (i.e., as measured before performing the relative sales value allocation) versus the change in the method of revenue allocation (i.e., from the residual method to the relative selling price method).

In addition, if the assumptions and/or methodology used to estimate the selling price of mileage credits differ substantially from the assumptions or methodology previously used to estimate the weighted average fair value of mileage credits and any changes to the assumptions and/or methodology used have resulted in a substantially different estimated value for your mileage credits, please provide us with a detailed explanation of those changes to your accounting. For example, we note that as of and subsequent to January 1, 2011, the selling price of mileage credits has been estimated based upon the weighted-average equivalent ticket value, adjusted by a sales discount to reflect factors such as the ultimate fulfillment expectations for miles sold to various customer groups. However, it is not clear to us if and how this method of estimating the selling price of miles differs from the manner in which you previously estimated the weighted average fair value of miles issued in connection with the sale of air transportation. In this regard, to the extent material, describe for us in detail (A) the differences in the specific assumptions used before and subsequent to the adoption of ASU 2009-13, (B) any differences in the application of those assumptions, (C) the reasons you believe that any revisions to your assumptions or the application of those assumptions better estimates the selling price of your mileage credits, and (D) any other information that you believe will further our understanding of the changes to your accounting. In addition, tell us how the ability of passengers to redeem miles for products and services other than free flights on your airlines (e.g., discounted or upgraded air travel and non-travel awards) was considered in both your prior estimates of the fair value of mileage credits and your current estimates of their selling price. Finally, as part of your response, tell us (i) your estimate of the weighted average fair value (i.e., the unit value) of mileage credits attributable to air transportation sold during the fourth quarter of fiscal year of 2010 and (ii) your estimate of the weighted-average selling price of the mileage credits attributable to air transportation sold during first quarter of fiscal year 2011. In this regard, also tell us whether the estimates of mileage selling prices differ for Continental and United. If so, please explain the reason why and by how much.

Please note that an example of how revenue was allocated between air transportation and mileage credits both before and after the adoption of ASU 2009-13 may facilitate a better understanding of the changes in your accounting treatment. As such, consider providing an example as part of your response.

12.   Given the recent increase in the use of fuel surcharges to offset rising fuel costs, please tell us how those fuel surcharges are factored into your estimates of the selling prices of both the air transportation and mileage credit components (i.e., the revenue components) of your passenger ticket sales. Consider providing an example as part of your response. Furthermore, if fluctuations in future fuel surcharges could result in material changes in the allocation of revenue between air transportation and mileage credits, please expand your disclosure in "Critical Accounting Policies" to discuss this uncertainty and its potential impact on revenue recognition and/or UAL, United, and Continental's reported results. Please provide your proposed expanded disclosure, if applicable.

Co-branded Credit Card Partner Mileage Sales, page 16

13.   We note that, on June 9, 2011, United and Continental's individual contracts to sell frequent flyer miles to their co-branded credit card partner, Chase Bank ("Chase"), were modified and merged into a single agreement. Based upon your disclosure, the application of ASU 2009-13 to the new contract with Chase appears to have resulted in the identification of additional revenue elements, a reduction to the value/proportion of revenue ascribed to the deferred air transportation deliverables, and an increase to the value/proportion of revenue ascribed to marketing-relating deliverables. In addition, we note that the application of the transition provisions of ASU 2009-13 resulted in UAL, United, and Continental recognizing special revenue items of $107 million, $88 million, and $19 million, respectively, during the quarterly period ended June 30, 2011. Finally, we note that you have estimated that the application of ASU 2009-13 to the new credit

card agreement could result in a $70 million increase to the amount of "other revenue" recognized during each quarter, while the decline in passenger revenue is only expected to approximately $20 million per quarter for the remainder of the year.

Given the observations noted above, please tell us whether the adoption of ASU 2009-13 resulted in any changes to the actual assumptions used to value/estimate the selling price of mileage credits (i.e., as measured prior to performing the relative sales value allocation). If so, please tell us the nature of the assumptions that changed, the specific changes made to those assumptions, the impact of the changes on the estimated value/selling price of mileage credits (e.g., the impact on unit value and/or the aggregate value of mileage credits outstanding under the modified credit card agreement), and why the adoption of ASU 2009-13 triggered such changes. In this regard, also tell us why you believe that any changes to your assumptions result in a better estimate of the selling price of the mileage credits.

In addition, given that the disclosure on page 69 of your fiscal year 2010 Form 10-K suggests that advertising, branding services, and access to frequent flyer member lists were previously accounted for as a single "marketing" deliverable under both United and Continental's prior co-branded credit card agreements, please tell us the reason that you believe each of those services represents a separate deliverable under the guidance provided in ASU 2009-13. In this regard, also tell us (i) the manner in which you have estimated the selling price of each marketing deliverable, (ii) the proportion of "marketing" revenue allocated to each deliverable, (iii) the respective timing of revenue recognition for each marketing deliverable, and (iv) whether the identification of additional deliverables has resulted in the allocation of a greater proportion of total contract revenue to "marketing" services in the aggregate. Similarly, given that revenue amounts, which were previously allocated to a single "air transportation" deliverable, are now separately allocated to air transportation, baggage services, and airport lounge services, please tell us (a) whether mileage credits can be and are expected to be redeemed specifically for baggage services and lounge usage (i.e., exclusive of any mileage credits redeemed specifically for a passenger ticket), (b) the proportion of mileage credits that is expected to be redeemed explicitly for baggage services and lounge usage, if applicable, (c) the manner in which you estimate the selling price of baggage services and lounge usage, or those mileage credits expected to be redeemed for such services, if applicable, and (d) whether baggage services and lounge usage revenue is recognized upon redemption of mileage credits used specifically for those services, the redemption of mileage credits for the purchase of a customer ticket, both of the aforementioned redemption events, or based upon another earnings process that you have deemed to be more appropriate.

Please note that an example of how revenue was allocated between the marketing element(s) and mileage credits/air transportation element(s) both before and after the adoption of ASU 2009-13 may facilitate a better understanding of the changes in your accounting treatment. As such, consider providing an example as part of your response. In addition, please tell us whether the modification and merger of United and

Continental's co-branded credit card agreements resulted in any material changes to the applicable contract terms (e.g., changes in the total number of frequent miles that will be sold or the total cash your company will receive). If so, separately quantify for us the impact that those changes had on the amount of "other revenue" expected to be recognized in future quarters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief